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                                                           Exhibit 26(h)(vii)(d)

                            THE VANGUARD GROUP, INC.

                              RULE 22C-2 AGREEMENT

     This RULE 22c-2 AGREEMENT (this "Agreement") dated as of April 12th, 2007, by and among THE VANGUARD GROUP, INC. ("Vanguard") and TRANSAMERICA LIFE INSURANCE COMPANY (the "Company"), an Iowa corporation, on its own behalf and on behalf of each separate account of the Company (each such account hereinafter referred to as the "Account").

                                   WITNESSETH:

     WHEREAS, Vanguard provides services as transfer agent, dividend disbursement agent, and shareholder servicing agent for the open-end management investment companies registered under the Investment Company Act of 1940, as amended (the "1940 Act"), that are included in The Vanguard Group of investment companies, as well as Vanguard STAR Funds and Vanguard Institutional Index Fund (each, a "Vanguard Fund" and collectively, the "Vanguard Funds");

     WHEREAS, the Company is either (i) a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (ii) an investment adviser registered under the Investment Advisers Act of 1940, as amended, (iii) a bank or trust company which is a member of the Federal Reserve System or is supervised and examined by state or federal authorities having supervision over banks, (iv) an insurance company which is supervised and examined by state authorities having supervision over insurance companies, or
(v) a transfer agent or clearing agency registered under the Exchange Act;

     WHEREAS, the Company has established or will establish one or more Accounts to fund certain variable life insurance policies (the "Variable Insurance Products");

     WHEREAS, each Account is a duly organized, validly existing separate account, established by resolution of the Board of Directors of the Company, to set aside and invest assets attributable to the Variable Insurance Products; and

     WHEREAS, Vanguard has made shares of certain Vanguard Funds available for purchase and redemption by certain Accounts of the Company in connection with the Company's Variable Insurance Products;

     NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Agreement to Provide Information. The Company agrees to provide to Vanguard on behalf of a Vanguard Fund, upon written request, the taxpayer identification number ("TIN"), the Individual/International Taxpayer Identification Number ("ITIN"), or other government-issued identifier ("GII") and the contract owner number associated with the Shareholder, if known, of any or all Shareholder(s), and the amount, date and transaction type (purchase, redemption, transfer, or exchange) by such Shareholder(s) of every purchase, redemption, transfer, or exchange of Vanguard Fund shares held through an Account maintained by the Company during the period covered by the request. Unless otherwise specifically requested by Vanguard, the Company shall only be required to provide information

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relating to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated
Transfer Redemptions (each as defined below).

     1.1 Period Covered by Request. Requests must set forth a specific period, not to exceed 90 calendar days from the date of the request, for which transaction information is sought. Vanguard on behalf of a Vanguard Fund may request transaction information older than 90 calendar days from the date of the request as it deems necessary to investigate compliance with policies established by the Vanguard Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Vanguard Fund. Notwithstanding the foregoing, in no event will the request for information cover periods longer than 18 calendar months from the date of the request, unless such request is made in connection with a regulatory review, examination or investigation of the Vanguard Fund or in response to a requirement of applicable law or judicial process, in which case the Company shall use best efforts to provide such information within the required timeframes. For requests for information that cover periods prior to October 16, 2007, the Company agrees to use best efforts to provide information reasonably requested by Vanguard in connection with its efforts to (a) limit or reduce abusive trading in shares issued by the Vanguard Fund or (b) collect purchase or redemption fees (if applicable).

     1.2 Timing of Requests. Requests by Vanguard on behalf of a Vanguard Fund for transaction information shall be made no more frequently than quarterly except as Vanguard deems necessary to investigate compliance with policies established by the Vanguard Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Vanguard Fund.

     1.3 Form and Timing of Response.

          (a) The Company agrees to provide the requested information specified in Section 1 above that is on its books and records promptly, but in any event not later than ten Business Days after receipt of a request by Vanguard. If the requested information is not on its books and records, the Company agrees to use best efforts to promptly either: (i) provide (or arrange to have provided) to Vanguard the information set forth in Section 1 above for Shareholders who hold an account with an indirect intermediary or (ii) restrict or prohibit the indirect intermediary from purchasing, in nominee name on behalf of other persons, securities issued by a Vanguard Fund. In such instances, the Company agrees to inform Vanguard whether it plans to perform (i) or (ii). For purposes of this Section 1.3, an "indirect intermediary" has the same meaning as defined in SEC Rule 22c-2(c)(5)(3) under the 1940 Act.

          (b) Notwithstanding the foregoing, if Vanguard requests information specified in Section 1 above that is older than 90 days, the Company shall (i) use its best efforts to provide such information as soon as reasonably practicable, and (ii) within ten Business Days after receipt of such a request, shall inform Vanguard of the time required by the Company to provide the requested information; provided, however, if Vanguard is requesting the information in response to a request by regulatory authority or requirement of applicable law or judicial process, the Company shall use its best efforts to provide such information within the required timeframes.

          (c) Responses required by this Section must be communicated in a format mutually agreed upon by Vanguard and the Company; and

          (d) To the extent practicable, the format for any transaction information provided to Vanguard should be consistent with the NSCC Standardized Data Reporting Format.

     1.4 Limitations on Use of Information. Vanguard agrees that the information provided pursuant to Section 1 above will not be used for marketing or any other purpose not related to (a) limiting or reducing abusive trading in shares issued by a Vanguard Fund, (b) collecting purchase or redemption


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fees (if any), or (c) fulfilling other regulatory or legal requirements, subject to the privacy provisions of Title V of the Gramm-Leach-Bliley Act (Public Law 106-102) and comparable state laws.

2. Agreement to Restrict Trading. The Company agrees to execute written instructions from Vanguard on behalf of a Vanguard Fund to restrict or prohibit further purchases or exchanges of the Vanguard Fund shares by a Shareholder that has been identified by the Vanguard Fund as having engaged in transactions of the Vanguard Fund's shares (directly or indirectly through an Account) that violate policies established by the Vanguard Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding Vanguard Fund shares issued by the Vanguard Fund. Unless otherwise directed by Vanguard, any such restrictions or prohibitions shall only apply to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions that are effected directly or indirectly through the Company. Instructions must be received by the Company at the following address, or such other address that the Company may communicate to Vanguard in writing from time to time, including, if applicable, an e-mail and/or facsimile telephone number:

          FMG Separate Accounts Group
          4333 Edgewood Road NE
          Cedar Rapids, IA 52499
          Facsimile: (319)355-8260
          Primary Email: FMGSeparateAccountsGroup@AEGONUSA.com

          Sheryl Wade            Linda Curson
          Phone: (319)355-8153   Phone: (319)355-8381
          swade@AEGONUSA.com     lcurson@AEGONUSA.com

     2.1 Form of Instructions. Instructions must include the TIN, ITIN, or GII and the specific individual contract owner number associated with the Shareholder, if known, and the specific restriction(s) to be executed, including how long the restriction(s) is(are) to remain in place. If the TIN, ITIN, GII or the specific individual contract owner number associated with the Shareholder is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or other agreed upon information to which the instruction relates.

     2.2 Timing of Response. The Company agrees to execute instructions as soon as reasonably practicable, but not later than ten Business Days after receipt of the instructions by the Company.

     2.3 Confirmation by the Company. The Company must provide written confirmation to Vanguard that instructions have been executed. The Company agrees to provide confirmation as soon as reasonably practicable, but not later than ten Business Days after the instructions have been executed. Such confirmation must be received by Vanguard at the following address, or such other address that Vanguard may communicate to the Company in writing from time to time, including, if applicable, a facsimile telephone number:

          The Vanguard Group, Inc.
          100 Vanguard Boulevard, 236
          Malvern, PA 19355
          Attention: Financial Advisor Services Operations Contract Team Fax No.: (484) 582-2806

3. Definitions. For purposes of this Agreement, the following terms shall have the following meanings:


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     3.1 "Shareholder" means the beneficial owner of shares of a Vanguard Fund, whether such shares are held directly or by the Company in nominee name, including (a) Variable Insurance Product owners, other than a participant-directed employee benefit plan; (b) plan participants in a participant-directed employee benefits plan where the plan is the owner or beneficial owner of a Variable Insurance Product that funds the plan; or (c) plan participants in a participant-directed employee benefit plan where the plan is the owner or beneficial owner of the shares of the Vanguard Fund.

     3.2 "Shareholder-Initiated Transfer Purchase" means a transaction that is initiated or directed by the Shareholder that results in a transfer of assets within a Variable Insurance Product to a Vanguard Fund, but does not include transactions that are executed: (a) automatically pursuant to a contractual or systematic program or enrollment such as transfer of assets within a Variable Insurance Product to a Vanguard Fund as a result of "dollar cost averaging" programs, Company-approved asset allocation programs, managed account programs or automatic rebalancing programs; (b) pursuant to a Variable Insurance Product death benefit; (c) one-time step-up in Variable Insurance Product value pursuant to a Variable Insurance Product death benefit; (d) allocation of assets to a Vanguard Fund through a Variable Insurance Product as a result of payments such as loan repayments, scheduled contributions, retirement plan salary reduction contributions, or planned premium payments to the Variable Insurance Product; or
(e) prearranged transfers at the conclusion of a required free look period.

     3.3 "Shareholder-Initiated Transfer Redemption" means a transaction that is initiated or directed by the Shareholder that results in a transfer of assets within a Variable Insurance Product out of a Vanguard Fund, but does not include transactions that are executed: (a) automatically pursuant to a contractual or systematic program or enrollments such as transfers of assets within a Variable Insurance Product out of a Vanguard Fund as a result of annuity payouts, loans, systematic withdrawal programs, Company-approved asset allocation programs, managed account programs and automatic rebalancing programs; (b) as a result of any deduction of charges or fees under a Variable Insurance Product; (c) within a Variable Insurance Product out of a Vanguard Fund as a result of scheduled withdrawals or surrenders from a Variable Insurance Product; (d) as a result of payment of a death benefit from a Variable Insurance Product; (e) as part of the discontinuance or termination of a Variable Insurance Product; or (f) as normal withdrawals from a Variable Insurance Product made on account of termination, loans, hardship, etc.

3. Conflicting Agreements. This Agreement constitutes the entire agreement between the parties as to the subject matter hereof and supersedes any and all agreements, representations and warranties, written or oral, regarding such subject matter made prior to the time at which this Agreement has been executed and delivered by the Company and Vanguard. Nothing contained in this Agreement, however, will be construed to limit or restrict either party's compliance with any law, regulation or order to which the party is subject, or to prevent the parties from supplementing this Agreement by agreeing to additional duties, obligations, representations, warranties or higher standards of care with respect thereto.

4. Termination. This Agreement will continue in effect until terminated by either party by 60 days' advance written notice to the other. Any such termination will not affect the completion of any pending obligations.

5. Assignment. Neither Vanguard nor the Company may assign this Agreement without the prior written consent of the other party, and any attempted assignment without such consent will be null and void.

6. Severability. If any provision of this Agreement is held to be invalid, the remaining provisions of this Agreement will continue to be valid and enforceable.


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7. Waiver. The failure of a party to insist upon strict adherence to any provision of this Agreement on any occasion will not be considered a waiver nor will it deprive such party of the right thereafter to insist upon strict adherence to that provision or any other provision of this Agreement.


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     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on their behalf by their duly authorized officers as of the day and year first above written.

THE VANGUARD GROUP, INC.


By: /s/ Diane E. Reger
    ---------------------------------
Name: Diane E. Reger
Title: Principal


TRANSAMERICA LIFE INSURANCE COMPANY


By: /s/ Ken Turnquist
    ---------------------------------
Name: KEN TURNQUIST
Title: VICE PRESIDENT, ACTUARY


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